CHR HANSEN

Chr. Hansen, Inc.
9015 West Maple Street
Milwaukee, WI 53214-4298
Telephone: 414-607-5700
Fax: 414-607-5959


05006449

March 9, 2005


SEC MAIL
RECEIVED
MAR 11 2005
WASH. D.C.

SENT BY COURIER

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3-2
Securities and Exchange Commission
Judiciary Plaza - 450 Fifth Street, NW
Washington, D.C. 20549

Re: Communication File Number is 82-34732

SUPPL

Dear Sir or Madam:

Chr. Hansen Holding A/S (the "Corporation"), is an aktieselskab organized under the laws of Denmark with securities listed for exchange on the Copenhagen Stock Exchange. Chr. Hansen, Inc. is a wholly-owned, U.S. based subsidiary of the Corporation. By means of this letter, we are furnishing the following information pursuant to Commission Rule 12g3-2(b)(1)(iii) on behalf of the Corporation:

- 02/01/05 – *Three-Month Report (Q1) 2004/05 for the Chr. Hansen Group*
- 02/05/05 – *Best European Online Annual Report*
- 02/15/05 – *Chr. Hansen Holding A/S Settles Serbian Claim*
- 02/23/05 – *Chr. Hansen First to Obtain New Quality Certification*
- 02/24/05 – *Chr. Hansen Ready to Serve the Middle East*
- 03/09/05 – *Three-Month Report (Q1) 2005/5*
- 03/09/05 – *Above-Market Growth is a Fine Result*

PROCESSED
MAR 16 2005
THOMSON FINANCIAL

This will confirm, as contemplated by Commission Rule 12g3-2(b)(5), that the furnishing of this information shall not constitute an admission by the Corporation that it is subject to the registration requirements of Section 12 of the Securities Exchange Act of 1934, as amended.

The Corporation's Communication file number is 82-34732.

dlw 3/16

CHR HANSEN

If you have any questions or comments in connection with the enclosed materials, please contact the undersigned at the number and address indicated above. To confirm your receipt of the enclosed materials, please file stamp the enclosed copy of this letter and return it in the self-addressed, postage-paid envelope enclosed herewith.

Very truly yours,



Barbara Stamm
Legal and Regulatory Compliance Representative
Direct Dial: 414-607-5778

BS:gem
Enclosures


Dedicated to Value Creation
CHR HAN

Three month report (Q1) 2004/05 for the Chr. Hansen Group

20-01-2005

Bracketed figures refer to comparative figures from last year

Chr. Hansen - Food Ingredients

- Revenue increased by 4% in local currencies. Overall, exchange rates fell by 3%, and in DKK-terms revenue amounted to DKK 845 million (836)
- The EBITA margin was 13.5% (12.7). EBITA amounted to DKK 114 million (106)
- The free sector cash flow before financial items amounted to DKK 95 million
- For the 2004/05 financial year, the target is still organic growth of 5-6%. However, based on the current exchange rates (including a USD exchange rate of USD 1 = DKK 5.70), which is 3-4% lower than last year's level, revenue is now forecast at approximately DKK 3,450 million against the previous forecast of DKK 3,500 million. The EBITA margin is retained at 13.0%

ALK-Abelló - Allergy Vaccines

- Revenue increased by 5% in local currencies. Overall, exchange rates fell by 1%, and in DKK-terms revenue amounted to DKK 325 million (314)
- EBITA for the core business was DKK 93 million (84)
- Pipeline costs amounted to DKK 41 million (53)
- Total EBITA was DKK 52 million (31)
- The newly developed product line for sublingual immunotherapy SLITone™ continues its positive performance
- New clinical study of tablet against grass pollen allergy reinforces safety and clinical efficacy
- The German health authorities have announced that, effective January 1, 2005, the mandatory discount is reduced from 16% to 6% of sales prices
- For the 2004/05 financial year, organic growth in the core business is now forecast at 8-10% against the previous forecast of 7-9%. Pipeline costs are expected to be at the 2003/04 level. Total EBITA is now forecast at a loss of approximately DKK 15 million against the previous forecast of a loss of DKK 30 million. The increase of the forecasts of revenue and EBITA is due to the effect of the abolishment of the temporary discount in Germany

Chr. Hansen Group

- Revenue increased by 4% in local currencies to DKK 1,170 million (1,150)
- Profit from ordinary activities before tax was DKK 121 million (90)
- Net interest-bearing debt was reduced by DKK 160 million to DKK 2,133 million
- Net profit for the period attributable to Chr. Hansen Holding A/S was DKK 60 million (43)
- For the 2004/05 financial year, the forecast of profit from ordinary activities before tax is retained at DKK 225-245 million, assuming that exchange rates remain at the current level, including a USD exchange rate of USD 1 = DKK 5.70

For further information please contact Erik Sørensen, President and CEO
or José A. Moreno, Director Investor Relations and M&A, phone +45 45 74 74 74


Three month report (Q1) 2004/05

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CHR HANS

Best European online annual report

05-02-2005

Chr. Hansen has won the Investor Relation Global Rankings 2005 prize for best online annual report in the category "Food and Beverage Industry". The prize, which was presented on February 2 in London, is given for the best design, identity, user friendliness, flexibility, contents and interactivity. 426 companies from 42 countries participated in the contest.

Open and honest communication - fast and easily accessible
José A. Moreno, Chr. Hansen's Director for Investor Relations says: "We are proud to receive the IR Global Rankings prize for the best web-based annual report in our type of business. It is a core value in the Chr. Hansen Group to provide all stakeholders with open and honest information about our activities, and to do so fast and efficiently.

Communication through our website is playing an increasingly important role and the online annual report is becoming a key reference. We have developed our online annual report for 2003/04 together with a new business partner, Vertic Portals, and are very pleased with the result in terms of applicability and design. It is very satisfying that others share this opinion".

It is the seventh time that the IR Global Rankings are presented for the best on-line communication with analysts and investors. Additional information on the IR Global Rankings prize can be found on www.irglobalrankings.com.

Read Chr. Hansen's interactive annual report

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Chr. Hansen Holding A/S settles Serbian claim

15-02-2005

Chr. Hansen Holding A/S has entered into a settlement in the ten-year old arbitration case with the company's former Serb partner Slobodan Jankovic. The last court meeting in the case was held in Celle, Germany in late November 2004, when the parties recommended that the case be settled. The settlement has now been made, with the assistance of the court.

The settlement amount, mediated by the court, was fixed at EUR 4.8 million including interest in full and final settlement of the case. In addition, the parties will pay their own costs and share the costs of litigation. The amount involved is expected to total just over DKK 30 million after tax, compared to the provision of DKK 40 million taken in the 2002/03 financial year.

"Ever since this case started, we have clearly rejected the claim against us as well as the material shortcomings with respect to substance as well as procedural shortcomings on which the initial award was based. It is clearly outside the legal standard in Denmark and other societies that uphold a rule of law and order. However, we have naturally continuously assessed the potential outcome of the final ruling, and against that backdrop we have now decided to accept the settlement proposed by the court in Celle," says Erik Sørensen, President and CEO of Chr. Hansen Holding A/S.

Background

The case started in the former Yugoslavia (current Serbia), where Chr. Hansen Holding A/S established a company with Slobodan Jankovic and his wife in 1989. The company's object was to market locally produced rennet to the former Yugoslav market based on know-how from Chr. Hansen and local raw materials (calf stomachs).

However, the partnership did not evolve as anticipated because it proved impossible to procure the forecast volume of raw materials in Yugoslavia for various reasons, including a ban on the slaughtering of calves. Moreover, the situation deteriorated due to the break-up of Yugoslavia and the subsequent wars.

In 1995, Mr. Jankovic brought an action in the Belgrade arbitration court claiming damages for loss of profits based on non-delivery of know-how by Chr. Hansen. In 2000, the case resulted in an award which Chr. Hansen Holding A/S considered surprising and unreasonable, and in which the arbitration court ruled against Chr. Hansen Holding A/S. Chr. Hansen Holding A/S considered the award to be contrary to the international conventions on the recognition and enforcement of foreign arbitral awards.

In 2001, Mr. Jankovic submitted the award for enforcement outside Serbia, initially through the courts of France; and la Cour d'Appel in Paris allowed enforcement of the award. Chr. Hansen Holding A/S appealed the ruling to the Supreme Court of France, where the case is still pending. The award was then submitted for enforcement through the Court of Appeal in Celle, Germany, where the case is also pending, and finally through the Bailiff's Court at Hørsholm, Denmark, where the case is awaiting the German and French rulings.

Hørsholm, February 15, 2005

CHR. HANSEN HOLDING A/S

Erik Sørensen
President and CEO

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mail or SMS...

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Click here to order our
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Webca
View th
Group's
the thr
report

Analyst interview
Rolf Sass Sørensen, S
Healthcare, Nordea Ma
comments on the Chr.
Group's three month r
2004/05

For further information please contact Erik Sørensen, President and CEO or José Moreno, Director of Investor Relations and M&A, phone +45 4574 7474.

Chr. Hansen Holding A/S 10-12 Boege Allé DK-2970 Hoersholm investor@dk.chr-hansen.com

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Chr. Hansen first to obtain new quality certification

23-02-2005

As a result of a recent audit by BVQI (Bureau Veritas Quality International), Chr. Hansen has been awarded the FAMI-QS certificate - the new state-of-the-art quality certification for feed additives.



The Feed Additive and preMIxtures Code of Practice, FAMI-QS, is a code that fully integrates ISO 9001 standards, GMP (Good Manufacturing Practices) and HACCP (Hazard Analysis and Critical Control Points) requirements. The certifiable system provides a single reference for ensuring the quality and safety of feed additives on the EU market, to the great benefit of feed manufacturers and their customers in advance of the implementation of the coming EU Feed Hygiene Regulation requirements.

As a result of its recent audit, BVQI (www.bvqi.com) has certified that Chr. Hansen has implemented and maintains a quality management system in compliance with the FAMI-QS Standard code of practice for feed additive and premix operators for its probiotic feed additive BioPlus® 2B and silage inoculants. Chr. Hansen is the first to obtain the FAMI-QS certificate for these two product classes.

Hygiene and safety for the whole feed chain
"The FAMI-QS system provides a single reference for ensuring the quality of our products to the greatest benefit of our customers. FAMI-QS is about hygiene and safety for the whole feed chain," says Peter Kürti, Marketing Manager for Chr. Hansen. "The European Commission's new proposal on feed hygiene will come into force soon. For Chr. Hansen, the new quality and safety requirements are already implemented standards and therefore we comply with the future regulation, which has been confirmed by the most widely recognized independent certification body, BVQI."

Hanne Benn Thomsen, Director Quality and Environmental Management, adds, "It is a part of Chr. Hansen's Global strategy always to fulfill our customers' expectations and in this respect to ensure compliance with the highest level of safety management systems."

For more information on BioPlus® 2B and other Chr. Hansen products for animal health and nutrition please contact:

Peter Kürti, Marketing Manager, email: peter.kurti@dk.chr-hansen.com
For more information on FAMI-QS visit: http://www.fami-qs.org

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Chr. Hansen A/S 10-12 Boege Allé DK-2970 Hoersholm Phone: +45 45747474

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Chr. Hansen ready to serve the Middle East

24-02-2005

Chr. Hansen celebrates official opening of new office in Dubai.

Now, there is more on the menu in the Middle East. Chr. Hansen opens new Middle East and Africa headquarters today, and this could prove a golden opportunity for local food producers looking for inspiration and the latest trends.

"Today is an important milestone in our Middle East and Africa business strategy. A significant regional presence is absolutely necessary if you want to offer the best possible service and support. And we do," says Chr. Hansen's Regional Vice President, Mr. Mogens Riber-Nielsen.

The new office in Dubai, UAE currently employs 7 people from 5 different nationalities who deal with technical sales, purchasing and customer support. A closely knit network of distributors handle the day to day sales throughout the vast region.

A firm foundation - and plans for future growth

Mr. Jens Laugesen, Sales and Company Manager, is in charge of the daily operations in Dubai. He says: "We are already very well established in the dairy industry in the Middle East and Africa, where we are proud to be doing business with all the major players. In the coming years we will work in even closer partnerships in order to develop new concepts and products. Personally, I believe that probiotic dairy cultures will be "the next big thing" and that the market is just about to take off. We will see a lot of activity in probiotics in the next 12 months alone," Mr. Laugesen predicts.

Chr. Hansen, the world's no. 1 in natural colors, also have high hopes for the introduction of the Senses concept - unique blends of flavors and colors for applications like beverages, ice cream or confectionery. "We are confident that this easy-to-use concept is perfect for a market where so many producers are eager to try something new," Jens Laugesen says.

The new Chr. Hansen Middle East Free Zone Company is located in Dubai International Airport, UAE. The official opening is celebrated at a reception later today.

Contact Info

Download photos, articles and company information on www.chr-hansen.com or contact:

Mogens Riber-Nielsen, Regional Vice President for Asia Pacific and Middle East, Mogens.Riber-Nielsen@dk.chr-hansen.com, +971 4 299 7550, cell phone: +45 20 64 76 76

Jens Laugesen, Sales and Company Manager, jens.laugesen@ae.chr-hansen.com, +971 4 299 7550, cell phone: +971 504502017

Eliseah Sebieh, Export Assistant, lielah.sebieh@ae.chr-hansen.com, +971 4 299 7550.


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Chr. Hansen A/S 10-12 Boege Allé DK-2970 Hoersholm Phone: +45 45747474

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Dedicated to Value Creation
CHR HAN

Three month report (Q1) 2004/5

For the period September 1, 2004 - November 30, 2004, unaudited
Bracketed figures refer to comparative figures from last year

Chr. Hansen - Food Ingredients

- Revenue increased by 4% in local currencies. Overall, exchange rates fell by 3%, and in DKK-terms revenue amounted to DKK 845 million (836)
- The EBITA margin was 13.5% (12.7). EBITA amounted to DKK 114 million (106)
- The free sector cash flow before financial items amounted to DKK 95 million
- For the 2004/05 financial year, the target is still organic growth of 5-6%. However, based on the current exchange rates (including a USD exchange rate of USD 1 = DKK 5.70), which is 3-4% lower than last year's level, revenue is now forecast at approximately DKK 3,450 million against the previous forecast of DKK 3,500 million. The EBITA margin is retained at 13.0%

Revenue - Ingredients Sector

DKKm	04/05	03/04
North America	269	300
Europe, South America & Asia	576	536
Ingredients	845	836

EBITA - Ingredients Sector

DKKm	04/05	03/04
North America	10	20
EBITA % of sales	*3.7*	*6.7*
Europe, South America & Asia	104	86
EBITA % of sales	*18.1*	*16.0*
Ingredients	114	106
EBITA % of sales	*13.5*	*12.7*

ALK-Abelló - Allergy Vaccines

- Revenue increased by 5% in local currencies. Overall, exchange rates fell by 1%, and in DKK-terms revenue amounted to DKK 325 million (314)
- EBITA for the core business was DKK 93 million (84)
- Pipeline costs amounted to DKK 41 million (53)
- Total EBITA was DKK 52 million (31)
- The newly developed product line for sublingual immunotherapy SLITone™ continues its positive performance

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Above market growth

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Chr. Hansen has devel texturing culture for s creamy buttermilk.

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- New clinical study of tablet against grass pollen allergy reinforces safety and clinical efficacy
- The German health authorities have announced that, effective January 1, 2005, the mandatory discount is reduced from 16% to 6% of sales prices
- For the 2004/05 financial year, organic growth in the core business is now forecast at 8-10% against the previous forecast of 7-9%. Pipeline costs are expected to be at the 2003/04 level. Total EBITA is now forecast at a loss of approximately DKK 15 million against the previous forecast of a loss of DKK 30 million. The increase of the forecasts of revenue and EBITA is due to the effect of the abolishment of the temporary discount in Germany.

EBITA - Allergy Sector

DKKm	04/05	03/04
North America	93	84
EBITA % of sales	*28.6*	*26.8*
Pipeline	(41)	(53)
Allergy	52	31

Chr. Hansen Group

- Revenue increased by 4% in local currencies to DKK 1,170 million (1,150)
- Profit from ordinary activities before tax was DKK 121 million (90)
- Net interest-bearing debt was reduced by DKK 160 million to DKK 2,133 million
- Net profit for the period attributable to Chr. Hansen Holding A/S was DKK 60 million (43)
- For the 2004/05 financial year, the forecast of profit from ordinary activities before tax is retained at DKK 225-245 million, assuming that exchange rates remain at the current level, including a USD exchange rate of USD 1 = DKK 5.70

Chr. Hansen Holding A/S 10-12 Boege Allé DK-2970 Hoersholm investor@dk.chr-hansen.com

Chr. Hansen wc


Dedicated to Value Creation
CHR. HAN

Above market growth is a fine result

No big surprises. The Chr. Hansen Group has achieved a sound and consistent result for the first quarter. This is good for the company, but less exciting for the stock market, according to Senior Analyst Rolf Sass Sørensen of Nordea Markets.



"There are no breaking news that are going to change the course of the company. Both revenue and earnings are generally as expected, and the Group's expectations for the full year are unchanged – a sound, neutral result to which the stock market will barely react," predicts Rolf Sass Sørensen. "However, I am impressed by the strong growth in emerging markets achieved by the Ingredients Sector. I find it positive that both the Ingredients and Allergy Sectors are growing more than the underlying markets, and in the Allergy Sector's case in fact double the general market rate, i.e. 8-10% compared to market growth of 3-4%."

High hopes for the tablet against grass pollen allergy

Approval of the grass pollen allergy tablet by the Swedish authorities will speed things up even more. "It will be interesting to watch the grass pollen allergy tablet. If it is approved during the year this will have a strong positive impact on the share price," says Rolf Sass Sørensen. "The traditional injection-based vaccine is developing more slowly, but it is not a crucial element of the allergy business. On the other hand, it is positive to note the favourable development in the drop-based SLITone™ vaccine that will have a strong impact on ALK-Abelló's long-term performance prior to the actual market launch of the grass pollen tablet."

North America is a challenge

Without any doubt, the biggest challenge for the Ingredients Sector is North America, with 2% negative growth for the first quarter. "If it were a tooth, the dentist would be concerned, but it takes more than one slow quarter to alarm an analyst," continues Rolf Sass Sørensen. "The problems are being addressed with among other things a management change and transfer of responsibility for production in the USA to Hans Thorkilgaard, EVP Global Production and Supply. But if the turnaround fails, this will naturally be negative."

Still too early to draw conclusions

"Conclusions cannot be drawn from one single quarter's performance," says Rolf Sass Sørensen, although he does emphasize three key events that will strongly impact the share price during the 2004/05 financial year:

- Divestment of the Ingredients Sector
- Whether the tablet against grass pollen allergy is approved by the authorities
- The competitive situation in the allergy vaccine market

Download th



Insight Fel

Available a both Englis

Download

Content over

Insight archive
See older versions of t magazine.

Short news

Always one culture
Chr. Hansen has devel texturing culture for s creamy buttermilk.

Prominent visitors i
The Danish Minister of Environment, Ms Conr paid a visit to Chr. Ha upgraded facilities.

More and more pati drop-based allergy
For ALK's core busines event of the past year launch of a new drop-l sublingual product, ca

Read more.